May 24, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	ARCA biopharma, Inc.
Registration Statement on Form S-1
Filed: March 25, 2013
File No. 333-187508

Ladies and Gentlemen:

ARCA biopharma, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced filing to become effective at 4:00 p.m. Eastern Time on Wednesday, May 29, 2013, or as soon thereafter as is practicable.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

ARCA BIOPHARMA, INC.

By:	/s/ Patrick M. Wheeler
Patrick M. Wheeler
Chief Financial Officer

cc:	Jeffrey Riedler, Assistant Director, SEC
Austin Stephenson, Esq., SEC
Daniel Greenspan, Esq., SEC
Brent D. Fassett, Esq., Cooley LLP